SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From October 1st to 31th , 2018 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	5,629,331	0.0358	0.0358
ADR	Common	368,949	0.0023	0.0023

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Shares	Common	Itaú Corretora	Sell	02	1,500	R$ 18.04	R$ 27,060.00
Shares	Common	Itaú Corretora	Sell	02	8,500	R$ 18.05	R$ 153,425.00
Shares	Common	Itaú Corretora	Sell	05	1,100	R$ 17.60	R$ 19,360.00
			Total Sell		11,100		R$ 199,845.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	5,618,231	0.0357	0.0357
ADR	Common	368,949	0.0023	0.0023

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From October 1st to 31th, 2018 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	34,051,768	0.2166	0.2166
ADR	Common	1,915,501	0.0122	0.0122
Securities Lending (y)	Common	190,000
Put Option	OPVABEV1931 (*)	500,000
Put Option	OPVABEV1944 (**)	500,000
Put Option	OPVABEV316 (***)	500,000
Put Option	OPVABEV3182 (****)	500,000
Call Option	OPCABEV2318 (*)	-500,000
Call Option	OPCABEV2411 (**)	-500,000
Call Option	OPCABEV32284 (***)	-500,000
Call Option	OPCABEV3245 (****)	-500,000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Put Option	OPVABEV1931 (*)	JP Morgan	Sell	(x)	500,000	R$ 0.81	R$ 405,000.00
Put Option	OPVABEV1944 (**)	JP Morgan	Sell	(x)	500,000	R$ 0.72	R$ 360,000.00
Call Option	OPCABEV2318 (*)	JP Morgan	Buy	(x)	500,000	R$ 0.60	R$ -300,000.00
Call Option	OPCABEV2411 (**)	JP Morgan	Buy	(x)	500,000	R$ 0.30	R$ -150,000.00
Put Option	OPVABEV316 (***)	JP Morgan	Sell	10	500,000	R$ 0.0660	R$ 33,000.00
Put Option	OPVABEV3182 (****)	JP Morgan	Sell	10	500,000	R$ 0.2960	R$ 148,000.00
Call Option	OPCABEV32284 (***)	JP Morgan	Buy	10	500,000	R$ 0.01	R$ -5,000.00
Call Option	OPCABEV3245 (****)	JP Morgan	Buy	10	500,000	R$ 0.01	R$ -5,000.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	34,051,768	0.2166	0.2166
ADR	Common	1,915,501	0.0122	0.0122
Securities Lending (y)	Common	190,000
Put Option	OPVABEV1931 (*)	0
Put Option	OPVABEV1944 (**)	0
Put Option	OPVABEV316 (***)	0
Put Option	OPVABEV3182 (****)	0
Call Option	OPCABEV2318 (*)	0
Call Option	OPCABEV2411 (**)	0
Call Option	OPCABEV32284 (***)	0
Call Option	OPCABEV3245 (****)	0

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

(*) Maturity on August 5, 2019.

(**) Maturity on May 13, 2019.

(***) Maturity on May 22, 2019.

(****) Maturity on March 29, 2019.

(y) Maturity on August 8, 2019.

(x) Operations settled on July 6, 2018 not previously reported.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From October 1st to 31th, 2018 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	7,225	0.0000	0.0000

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	7,225	0.0000	0.0000

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2018

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer